CONSENT OF QUALIFIED PERSON

I, Matthew Andrews, consent to the public filing by Pan American Silver Corp. of the technical report titled “NI 43-101 Technical Report for the El Peñón Gold-Silver Mine, Antofagasta Region, Chile” with an effective date of June 30, 2024.

Dated January 20, 2025.

“Matthew Andrews”
Matthew Andrews, FAusIMM